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       EXHIBIT 11.1 STATEMENT RE: COMPUTATION OF NET INCOME (LOSS) PER
                                    SHARE


                                              Quarter Ended September 30,
                                              ---------------------------

                                             1997                     1996
                                             ----                     ----

Net income (loss)                        $(1,977,364)               $373,106

Primary weighted average
common shares outstanding                  9,467,877               9,427,811

Primary earnings per share                     ($.21)                   $.04

Fully diluted weighted average
common shares outstanding                  9,467,877               9,427,811

Fully diluted earnings per share               ($.21)                   $.04